Room 4561

August 9, 2006

Montgomery L. Bannerman
Chief Executive Officer
Verso Technologies, Inc.
400 Galleria Parkway, Suite 200
Atlanta, GA 30339

Re: **Verso Technologies, Inc.**
        Preliminary Proxy Statement on Schedule 14A filed July 26, 2006
        File No. 0-22190

Dear Mr. Bannerman:

        This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

Information Concerning Solicitation and Voting, page 1

Voting Agreement, page 2

1.   Revise to provide a materially complete description of the basic terms of acquisition of Winslow Asset Holdings, pursuant to the Securities Purchase Agreement dated June 15, 2006, and to disclose the material terms of the voting agreement with Winslow Asset Group/SCS Fund. Does this agreement terminate after this meeting?

Proposal 2, page 22

Purpose of Amendment, page 22

2.   Revise your disclosure to provide a materially complete description of the terms of the Series C Preferred Stock. Given that you are contractually obligated to use commercially reasonable efforts to obtain shareholder approval of an amendment to your Articles of Incorporation to increase the number of authorized shares of common stock to at least 120 million shares and that the approval of such an amendment will result in the automatic conversion of Series C Preferred Shares into 330.8345 shares of common stock, it appears that you are required to provide the information required by Item 12 of Schedule 14A. Please revise accordingly, including to provide disclosure pursuant to Item 13(a), which appears to be required by Item 12(f) of Schedule 14A.

3.   Revise your disclosure to provide a materially complete description of the basic terms of the acquisition of substantially all the operating assets of WSECI, Inc., pursuant to the Asset Purchase Agreement dated February 23, 2005. Specifically, disclose the circumstances in which contingent consideration issuable, how such consideration is to be calculated and the maximum number of shares issuable as contingent consideration, if known.

Proposal 4, page 32
Reasons for the Exchange Program, page 33

4.   You state that on July 12, 2006, options to purchase 2,539,138 shares held by Eligible Holders had exercise prices greater than $1.02, a weighted average exercise price of $7.02 and a weighted average expected term of 6.48 years. You also state that all options held by Eligible Holders were underwater on July 12. This appears to contradict your disclosure on page 34, where you state that the 2,548,925 Eligible Options outstanding as of July 12, 2006 have a weighted exercise price of $6.99 and a weighted average remaining term of 6.473 years. Please reconcile or revise your disclosure to address these differences.

                            *   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Rebekah Toton at (202) 551-3857, or Anne Nguyen, Special Counsel, at (202) 551-3611, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (678) 589-3780
        Juliet Reising
        Executive Vice President, Chief Financial
        Officer, Treasurer and Secretary
        Verso Technologies, Inc.
        Phone: (678) 589-3500